February 6, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Dear Mr. Owings:

Thank you for your comments regarding Bed Bath & Beyond Inc.’s filings referenced below.  We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements.  Set forth below are the Company’s responses to the comments contained in your letter dated January 9, 2009 addressed to Mr. Steven H. Temares, Chief Executive Officer.  Your comments were made in connection with a review of the financial statements and related disclosures of the Company’s Form 10-K for the fiscal year ended March 1, 2008 filed April 30, 2008 (“2007 Form 10-K”), Forms 10-Q for the fiscal quarters ended May 31, 2008 and August 30, 2008 filed July 10, 2008 and October 8, 2008, respectively, and the Definitive Proxy Statement on Schedule 14A filed June 4, 2008 (“2008 Proxy”).

Your comment is set forth first in boldfaced type, followed by the Company’s response. The Company has included proposed disclosures, where appropriate.  In addition, the Company has included the written acknowledgement as requested by the Commission at the conclusion of this letter.

This response letter is being provided as a correspondence file on EDGAR.

Form 10-K for Fiscal Year Ended March 1, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.              Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  We note that you discuss the economic slowdown, and make reference to “specific issues related to the housing and mortgage industries.”  Please be more specific in identifying the housing and mortgage industries trends and discuss whether you expect these trends to continue and their impact on your business.   Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.  Please discuss whether you expect levels to remain at this level or to increase or decrease.  Also, you should consider discussing the impact of any changes on your earnings.  Further, please discuss in reasonable detail:

•                  Economic or industry-wide factors relevant to your company, and

•                  Material opportunities, challenges, and

•                  Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350

In response to the above recommendations, the Company will provide additional disclosure in the “Overview” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings on Forms 10-Q and 10-K as appropriate.  An example of the revised “Overview” section, with the additional disclosure underlined, that would have been included in the Company’s fiscal third quarter Form 10-Q filed on January 8, 2009 follows.

Proposed Disclosure in Form 10-Q:

Overview

Bed Bath & Beyond Inc. and subsidiaries (the “Company”) is a chain of retail stores, operating under the names Bed Bath & Beyond (“BBB”), Christmas Tree Shops (“CTS”), Harmon and Harmon Face Values (“Harmon”) and buybuy BABY. The Company sells a wide assortment of merchandise principally including domestics merchandise and home furnishings as well as food, giftware, health and beauty care items and infant and toddler merchandise. The Company’s objective is to be a customer’s first choice for products and services in the categories offered, in the markets in which the Company operates.

The Company’s strategy is to achieve this objective through excellent customer service, an extensive breadth and depth of assortment, everyday low prices, introduction of new merchandising offerings and development of its infrastructure.

Operating in the highly competitive retail industry, the Company, along with other retail companies, is influenced by a number of factors, including, but not limited to, general economic conditions including the housing market, fuel costs, and a declining overall macroeconomic environment, unusual weather patterns, consumer preferences and spending habits, competition from existing and potential competitors, and the ability to find suitable locations at acceptable occupancy costs to support the Company’s expansion program.

The difficult conditions affecting the overall macroeconomic environment continued to impact the retail sector in general, and the Company. The Company believes factors such as the increase in the unemployment rate and issues specific to the housing industry, including a decline in home values in conjunction with a downward trend in home sales, have negatively impacted consumer confidence and the level of discretionary spending by consumers, resulting in an adverse impact on the Company’s net sales, net earnings and operating cash flows. The Company cannot predict whether, when or the manner in which these economic conditions will change.

In addition, in recent periods a number of businesses in the retail industry have announced their liquidations. The Company’s results have been impacted and may continue to be impacted by these liquidations, including those within its sector of retailing. The Company believes this continued industry consolidation will provide an opportunity to gain market share and to improve its competitive position over the long term; however the Company cannot, with any level of certainty, estimate the impact these liquidations will have on its future results of operations.

In light of the risks posed by the current macroeconomic environment, the Company continues to work to systematically review all expenditures with the goal of prudently managing its business. At the same time, the Company remains committed to making the required investments in its infrastructure to help position the Company for continued success. The Company continues to review and prioritize its capital needs while continuing to make investments, principally for new stores, existing store improvements, and other projects whose impact is considered as essential to its future.

The Company’s results for the three months ended November 29, 2008 were adversely affected by the declining overall macroeconomic environment during the period, the liquidation sales of a major competitor, as well as a one week shift in the Thanksgiving holiday as compared with the three month period ended December 1, 2007. For the nine months ended November 29, 2008, the Company’s results were negatively affected by the economic slowdown, including issues specific to the housing industry, and the liquidation sales of a number of retailers, including a major competitor. As discussed in more detail below, the following represents an overview of the Company’s financial performance for the periods indicated:

•                  For the three and nine months ended November 29, 2008, the Company’s net sales were $1.783 billion and $5.285 billion, respectively, a decrease of 0.7% and an increase of 3.3%, respectively, as compared to the three and nine months ended December 1, 2007.

•                  Comparable store sales for the fiscal third quarter of 2008 decreased by approximately 5.6%, as compared with an increase of approximately 0.8% for the corresponding period last year. Comparable store sales for the fiscal nine months of 2008 decreased by approximately 1.7%, as compared with an increase of approximately 1.5%, for the corresponding period last year.

A store is considered a comparable store when it has been open for twelve full months following its grand opening period (typically four to six weeks). Stores relocated or expanded are excluded from comparable store sales if the change in square footage would cause meaningful disparity in sales over the prior period. In the case of a store to be closed, such store’s sales are not considered comparable once the store closing process has commenced.

•                  Gross profit for the three months ended November 29, 2008 was $692.9 million or 38.9% of net sales compared with $747.9 million or 41.7% of net sales for the three months ended December 1, 2007. Gross profit for the nine months ended November 29, 2008 was $2.088 billion or 39.5% of net sales compared with $2.126 billion or 41.6% of net sales for the nine months ended December 1, 2007.

•                  Selling, general and administrative expenses (“SG&A”) for the three months ended November 29, 2008 were $556.5 million or 31.2% of net sales compared with $544.7 million or 30.4% of net sales for the three months ended December 1, 2007. SG&A for the nine months ended November 29, 2008 was $1.646 billion or 31.1% of net sales compared with $1.548 billion or 30.3% of net sales for the nine months ended December 1, 2007.

•                  The effective tax rate was 36.3% and 37.2% for the three and nine months ended November 29, 2008, respectively, and 33.6% and 35.0% for the three and nine months ended December 1, 2007, respectively. The tax rate for the three months ended December 1, 2007 included an approximate $8.0 million benefit primarily due to the effective settlement in the quarter of certain discrete tax items from ongoing examinations. The tax rate for the nine months ended December 1, 2007 included an approximate $17.1 million benefit primarily due to the effective settlement of certain discrete tax items from ongoing examinations, the recognition of favorable discrete state tax items and from changing the blended state tax rate of deferred income taxes.

•                  For the three and nine months ended November 29, 2008, the Company’s net earnings per diluted share were $0.34 ($87.7 million) and $1.10 ($283.7 million), respectively, compared to net earnings per diluted share of $0.52 ($138.2 million) and $1.44 ($389.9 million) for the three and nine months ended December 1, 2007, respectively. Net earnings per diluted share include the impact of the Company’s repurchases of its common stock.

Capital expenditures for the nine months ended November 29, 2008 and December 1, 2007 were $163.0 million and $257.1 million, respectively. Included in capital expenditures for the nine months ended December 1, 2007 were costs associated with a new distribution center and a new E-service fulfillment center to support the Company’s growth.

In May 2008, the Company entered into a joint venture agreement with Home & More, S.A. de C.V., a privately-held home products retailer operating two stores in Mexico. The cost of investment in the joint venture totaled approximately $4.8 million, including fees.

Also, during the fiscal third quarter of 2008, the Company opened its third store in Canada.

For fiscal 2009, the Company expects to open fewer stores in total compared to the total number of store openings currently planned for fiscal 2008. The Company currently has no outstanding bank borrowings, and for fiscal 2009, expects its operations to be entirely funded from internally generated sources.

Reference should be made to “Item 1A – Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended March 1, 2008 and to “Forward Looking Statements” in this Form 10-Q for a more comprehensive list of risk factors that may affect the Company.

Item 13 – Certain Relationships and Related Transactions, and Directors Independence, page 53

2.              We note that you have incorporated this item by reference from your proxy statement.  However, it does not appear to be included in your proxy statement.  Please provide the disclosure required by Items 404 and 406 of Regulation S-K or advise.

The Regulation S-K requirements for Item 13 require registrants to furnish information required by Item 407(a), “Director Independence” and Item 404, “Transactions with Related Persons, Promoters and Certain Control Persons.”  A discussion of director independence and the specific transactions considered by the Company’s Board of Directors in its independence determinations was disclosed on page 8 of the 2008 Proxy under the heading “Director Independence.”  The Company also disclosed related party transactions in its 2007 Form 10-K under Item 8, “Consolidated Financial Statements,” Footnote 8, “Transactions and Balances with Related Parties,” on page 42.

The Company will, in its future filings, include a section entitled “Certain Relationships and Related Transactions” in its Definitive Proxy Statement on Schedule 14A and will make reference to its inclusion under Item 13 in its Form 10-K.

The Regulation S-K requirements for Item 10 require, among other things, registrants to furnish information required by Item 406, “Code of Ethics.”   The Company has adopted a code of ethics that applies to all of its associates, including Executive Officers, and the Board of Directors.  The Company has posted the text of this code of ethics on its internet website and has disclosed instructions for accessing it in its annual report.

The Company will also, in its future filings, include this information regarding its code of ethics under Item 10 in its Form 10-K.

The following proposed disclosure revisions reflect all of the aforementioned items.

Proposed Additional Disclosure in Form 10-K:

ITEM 10- DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(e) The Company has adopted a code of ethics entitled “Policy Of Ethical Standards For Business Conduct” that applies to all of its associates, including Executive Officers, and the Board of Directors, the complete text of which is available through the Investor Relations section of the Company’s website, www.bedbathandbeyond.com.

Proposed Disclosure in Form 10-K:

ITEM 13- CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is set forth under the sections captioned “Director Independence” and “Certain Relationships and Related Transactions” in the Proxy Statement and is incorporated herein by reference.

Proposed Disclosure in Definitive Proxy Statement:

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 22, 2007, the Company acquired buybuy BABY, a retailer of infant and toddler merchandise, for approximately $67 million (net of cash acquired) and repayment of debt of approximately $19 million. buybuy BABY was founded in 1996 by Richard and Jeffrey Feinstein, both of whom were previously employed by the Company, and are the sons of Leonard Feinstein, one of the Company’s Co-Chairmen. The aforementioned repayment of approximately $19 million of debt resulted in the retirement of all indebtedness of buybuy BABY, which debt was held by Richard and Jeffrey Feinstein (approximately $16 million) and Leonard Feinstein (approximately $3 million). The Company’s Co-Chairmen, Leonard Feinstein and Warren Eisenberg, recused themselves from deliberations relating to the transaction.

Forms 10-Q for Fiscal Quarters Ended May 31 and August 30, 2008

3.              As applicable, please apply the above comments to your quarterly reports on Form 10-Q.

The Company will apply the aforementioned comments, as applicable, to its subsequently filed quarterly reports on Form 10-Q.

Written Acknowledgement

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Eugene A. Castagna
Eugene A. Castagna
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)